December 9, 2005


Mr. Donald J. Gallagher
Chief Financial Officer
Cleveland-Cliffs Inc.
1100 Superior Avenue
Cleveland, Ohio  44114-2589








	Re:	Cleveland-Cliffs Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed February 22, 2005
		File No. 1-08944




Dear Mr. Gallagher:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements

Statement of Consolidated Financial Position, page 57

1. We note the use of the description "minerals". In our prior review, you had agreed to use the terms "land rights" or "mineral rights" in your future filings. Please amend your filing to change the description of this item.

Statement of Consolidated Cash Flows, page 59

2. You have reported a reduction in marketable securities as an operating cash flow for the year ended December 31, 2004. Please support your determination that this classification was appropriate.
We may have further comment.

3. This statement includes a line item showing total cash flow before changes in operating assets and liabilities, and a line item showing total changes in operating assets and liabilities. Please remove these inappropriate subtotals in an amended filing, as they are not contemplated by SFAS 95.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Gary Newberry at (202) 551-3761, or Sandra
Eisen
at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551- 3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

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Mr. Donald J. Gallagher
Cleveland-Cliffs Inc.
December 9, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010